

NYSE

New York Stock Exchange
11 Wall Street
New York, NY 10005

October 6, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 1.668% Notes due 2026, issued by B.A.T. International Finance p.l.c., guaranteed by British American Tobacco p.l.c., B.A.T Capital Corporation, B.A.T. Netherlands Finance B.V. and Reynolds American Inc.

The New York Stock Exchange certifies its approval for listing and registration of the following securities issued by B.A.T Capital Corporation, guaranteed by British American Tobacco p.l.c., B.A.T. International Finance p.l.c., B.A.T. Netherlands Finance B.V. and Reynolds American Inc., under the Exchange Act of 1934.

- 2.259% Notes due 2028
- 2.726% Notes due 2031
- 3.734% Notes due 2040
- 3.984% Notes due 2050

Sincerely,